

December 15, 2023

Martin P. Klein
Chief Financial Officer
Athene Holding Ltd
Second Floor, Washington House
16 Church Street
Hamilton, HM 11, Bermuda

> **Re: Athene Holding Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated November 13, 2023**
> **File No. 001-37963**

Dear Martin P. Klein:

We have reviewed your November 13, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

Form 8-K dated August 7, 2023

Exhibit 99.1
Selected Income Statement Data, page 4

1. We note your response to prior comments 1 and 2, as well as your response to comment 3 in our letter dated September 18, 2023. The adjustment to normalize alternative investment income to an 11% long-term return represents an individually tailored accounting method that has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this adjustment and related measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

       Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters.

                                               Sincerely,

                                               Division of Corporation Finance
                                               Office of Finance